UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.6)*
_______________________

Shanda Games Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

81941U105**
(CUSIP Number)

Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda SDG Investment Limited
8 Stevens Road
Singapore 257819
(65) 6361 0060
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Unit 1001, 10/F Henley Building
5 Queen’s Road Central
Hong Kong
(852) 3972-4955
______________________

September 23, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105
1.	Names of Reporting Persons. Premium Lead Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,518,374 Class B ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 97,518,374 Class B ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,518,374 Class B ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (2)(3)
14.	Type of Reporting Person (See Instructions)
CO

(1)
representing 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, which is in turn wholly owned by Premium Lead Company Limited.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of September 24, 2014.  As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A ordinary shares represented by American Depositary Shares (“ADSs”)) and 97,518,374 Class B Ordinary Shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share.  Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder.  The 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 18.1% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 68.9% of the total voting rights as of September 24, 2014.

CUSIP No. 81941U105
1.	Names of Reporting Persons. Shanda Interactive Entertainment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,518,374 Class B ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 97,518,374 Class B ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,518,374 Class B ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (2)(3)
14.	Type of Reporting Person (See Instructions)
CO

(1)
representing 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, a Cayman Islands corporation.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of September 24, 2014.  As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share.  Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder.  The 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 18.1% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 68.9% of the total voting rights as of September 24, 2014.

CUSIP No. 81941U105
1.	Names of Reporting Persons. Shanda SDG Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,518,374 Class B ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 97,518,374 Class B ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,518,374 Class B ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (2)(3)
14.	Type of Reporting Person (See Instructions)
CO

(1)	representing 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited, a British Virgin Islands corporation.

(2)
percentage calculated based on total Class B ordinary shares outstanding as of September 24, 2014.  As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

(3)
each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share.  Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder.  The 97,518,374 Class B ordinary shares held by Shanda SDG Investment Limited of record represent approximately 18.1% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 68.9% of the total voting rights as of September 24, 2014.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on January 30, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on February 19, 2014, the Amendment No. 2 filed under Schedule 13D/A on April 21, 2014, the Amendment No. 3 filed under Schedule 13D/A on April 28, 2014, the Amendment No. 4 filed under Schedule 13D/A on May 19, 2014, and the Amendment No. 5 filed under Schedule 13D/A on September 3, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Company”).  Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged.  Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being jointly filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(1)           Premium Lead Company Limited (“Premium Lead”), a company established under the laws of the British Virgin Islands, with its registered office at Woodbourne Hall, Road Town, Tortola, British Virgin Islands, its principal business address at 8 Stevens Road 257819 Singapore and its principal business in investment holding;

(2)           Shanda Interactive Entertainment Limited (“Shanda Interactive”), a company established under the laws of the Cayman Islands, with its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, its principal business address at 8 Stevens Road 257819 Singapore and its principal business in investment holding;

(3)           Shanda SDG Investment Limited (“SDG” and together with Premium Lead and Shanda Interactive, the “Reporting Persons”), a company established under the laws of the British Virgin Islands, with its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110, its principal business address at Unit 403A, 4/F Golden Centre, 188 Des Voeux Road Central, Hong Kong and its principal business in investment holding.

SDG is the record holder of 97,518,374 Class B Ordinary Shares.  All of the shares in SDG are held by Shanda Interactive.  All of the shares in Shanda Interactive are held by Premium Lead.  The board of directors of Premium Lead has three members, Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen.  Premium Lead is beneficially owned as to 40% by Mr. Tianqiao Chen, 30% by Mr. Danian Chen and 30% by Ms. Qian Qian Chrissy Luo.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive and  Primavera Capital (Cayman) Fund I L.P. (“Primavera”, together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the Board to acquire the Company in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Company in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Company to any third party. SDG may consider selling additional shares of the Company to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and  Primavera entered into a share purchase agreement (the “PV Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Primavera agreed to purchase, 28,959,276 Class A Ordinary Shares (the “PV Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “PV Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PV Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the PV Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PV Purchase Shares where Primavera is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PV Purchase Price, Primavera shall pay SDG the shortfall between the PV Purchase Price and the Going-private Price with respect to all PV Purchase Shares.  Pursuant to the PV Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PV Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the PV Purchase Shares at a per share price equal to the PV Purchase Price. The purchase and sale of the PV Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Perfect World agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is part of the buyer consortium and the Going-private Price is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, Perfect World shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the PW Purchase Shares at a per share price equal to the PW Purchase Price. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include Perfect World.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 25, 2014 shall include FV Investment.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after May 19, 2014 shall include Carlyle.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited, a company limited by shares incorporated and existing under the laws of Hong Kong  (“Orient Finance”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient Finance agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Orient Purchase Shares where Orient Finance is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Orient Purchase Shares where Orient Finance is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all Orient Purchase Shares.  Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price.  The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient Finance.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Haitong Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Haitong Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Haitong Purchase Shares where Haitong is part of the buyer consortium and the Going-private Price is higher than the Haitong Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Haitong Purchase Shares where Haitong is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Haitong Purchase Price, Haitong shall pay SDG the shortfall between the Haitong Purchase Price and the Going-private Price with respect to all Haitong Purchase Shares.  Pursuant to the Haitong Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Haitong Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Haitong Purchase Shares at a per share price equal to the Haitong Purchase Price.  The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement, Primavera, Perfect World and Haitong entered into a share purchase agreement, pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively.  The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014.  In connection with that transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the PV Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia  agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Ningxia Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Ningxia Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of Ningxia Purchase Shares where Ningxia is part of the buyer consortium and the Going-private Price is higher than the Ningxia Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of Ningxia Purchase Shares where Ningxia is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Ningxia Purchase Price, Ningxia shall pay SDG the shortfall between the Ningxia Purchase Price and the Going-private Price with respect to all Ningxia Purchase Shares.  Pursuant to the Ningxia Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of Ningxia Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Ningxia Purchase Shares at a per share price equal to the Ningxia Purchase Price.  The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Company’s obligations to file periodic report under the Exchange Act would be terminated.

Description of the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, and the Consent and Release in this Schedule 13D/A are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement and the Ningxia Adherence Agreement copies of which are filed as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, 7.07,7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16 and 7.17 hereto and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D/A, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated.  The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Premium Lead beneficially owns 97,518,374 Class B Ordinary Shares, all of which are held of record by SDG, accounting for 100% of the total Class B Ordinary Shares and approximately 18.1% of the total outstanding shares (including Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares) of the Company and representing approximately 68.9% of the total voting rights in the Company.  Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the beneficial owners of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

As of the date hereof, Shanda Interactive beneficially owns 97,518,374 Class B Ordinary Shares, all of which are held of record by SDG, accounting for 100% of the total Class B Ordinary Shares and approximately 18.1% of the total outstanding shares (including Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares) of the Company and representing approximately 68.9% of the total voting rights in the Company. Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the beneficial owners of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

As of the date hereof, SDG beneficially owns 97,518,374 Class B Ordinary Shares, all of which are held of record by itself, accounting for 100% of the total Class B Ordinary Shares and approximately 18.1% of the total outstanding shares (including Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares) of the Company and representing approximately 68.9% of the total voting rights in the Company.  Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the beneficial owners of Premium Lead, share voting and dispositive control over such Class B Ordinary Shares.

In addition, pursuant to Section 13(d)(3) of the Act, Orient Finance, Haitong, Ningxia and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group.”  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Orient Finance, Haitong or Ningxia for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement dated January 30, 2014 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated by reference to Exhibit 7.02 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.03 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.04:	PV Share Purchase Agreement dated January 27, 2014 (incorporated by reference to Exhibit 7.04 of the Schedule 13D filed by the Reporting Persons on January 30, 2014)

Exhibit 7.05:	PW Share Purchase Agreement dated April 18, 2014 (incorporated by reference to Exhibit 7.05 of the Schedule 13D/A filed by the Reporting Persons on April 21, 2014)

Exhibit 7.06:	PW Adherence Agreement dated April 18, 2014 (incorporated by reference to Exhibit 7.06 of the Schedule 13D/A filed by the Reporting Persons on April 21, 2014)

Exhibit 7.07:	FV Adherence Agreement dated April 25, 2014 (incorporated by reference to Exhibit 7.07 of the Schedule 13D/A filed by the Reporting Persons on April 28, 2014)

Exhibit 7.08:	Carlyle Adherence Agreement dated May 19, 2014 (incorporated by reference to Exhibit 7.08 of the Schedule 13D/A filed by the Reporting Persons on May 19, 2014)

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated by reference to Exhibit 7.09 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.10:	Haitong Share Purchase Agreement dated September 1, 2014 (incorporated by reference to Exhibit 7.10 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated by reference to Exhibit 7.11 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated by reference to Exhibit 7.12 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated by reference to Exhibit 7.13 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated by reference to Exhibit 7.14 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated by reference to Exhibit 7.15 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.16:	Primavera Withdrawal Notice dated September 1, 2014 (incorporated by reference to Exhibit 7.16 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

Exhibit 7.17:	Consent and Release dated September 1, 2014 (incorporated by reference to Exhibit 7.17 of the Schedule 13D/A filed by the Reporting Persons on September 3, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 24, 2014

Premium Lead Company Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda SDG Investment Limited

By:	/s/Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director